Canarc Resource Corp. 810-625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.685.9744 TF: 1 877 684 9700	www.canarc.net CCM: TSX CRCUF: OTCQX

News Release

Canarc Announces Results of Annual General Meeting and Appointment of Interim CEO

Vancouver, Canada – July 4, 2018 – Canarc Resource Corp (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) announces the voting results from its Annual General Meeting held on June 29, 2018 in Vancouver, British Columbia. Shareholders voted in favour of all items of business including the re-election of three existing directors and the election of two new directors.

After 17 years of stalwart service to the Company, Len Harris retired from the Board and did not stand for re-election. Voting results for directors were as follows:

Directors	Votes For	Votes Withheld
Bradford Cooke	20,295,080 (98.40%)	330,000 (1.60%)
Martin Burian	20,295,080 (98.40%)	330,000 (1.60%)
Deepak Malhotra	20,295,080 (98.40%)	330,000 (1.60%)
Kai Hoffmann	20,292,580 (98.39%)	332,500 (1.61%)
Scott Eldridge	20,292,580 (98.39%)	332,500 (1.61%)

The shareholders also voted in favour of fixing the number of directors at five and re-appointing Smythe LLP as its auditors. Catalin Kilofliski stepped down as the CEO and the board nominated Chairman Bradford Cooke to act as the interim CEO until a replacement is appointed. Stock options were granted to directors and management at CAD$0.08 as an incentive to build value for the Company.

Bradford Cooke, Founder and Chairman stated, “I would like to thank Len Harris for his many years of service on the Canarc Board of Directors. Len was our most active independent director, he always took the time to advise us on technical and strategic matters and will be sorely missed. We wish him all the best in his retirement. I want to thank Catalin Kilofliski for his service as CEO and we wish him well in his new endeavours. On behalf of the existing directors, I also welcome Scott Eldridge and Kai Hoffmann as new directors to the Board.”

Mr. Eldridge holds an MBA from Central European University in Hungary and is a corporate executive involved in the acquisition, exploration, development and financing of mineral properties. He is currently the CEO and director of a diamond exploration company, Arctic Star Exploration and has acted as CFO and Director for other publicly listed mineral exploration companies. Prior to that, Scott spent several years raising capital for the exploration and mining sector as a principal of Euroscandic International.

Mr. Hoffmann holds a BBA from the University of Bedfordshire in the UK and is a businessman with years of experience in the capital markets and commodities industry. He is the CEO of Oreninc, a website that tracks financings for Canadian exploration and mining companies. Prior to that, Kai spent several years in business administration, investing and marketing.

“Bradford Cooke”

____________________

Bradford Cooke, CEO (Interim)

CANARC RESOURCE CORP.

About Canarc Resource Corp. - Canarc is a growth-oriented, gold exploration and mining Company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is focused on acquiring attractive gold-silver-copper mineral properties in the Americas, exploring to make new discoveries and further advancing its core gold properties in Nevada and BC.

For More Information - Please contact:

Garry Biles, COO and President

Toll Free: 1-877-684-9700            Tel: (604) 685-9700                    Fax: (604) 685-9744

Email: info@canarc.net               Website: www.canarc.net